EXHIBIT 99.1

Nanobiotix to Participate in Multiple Investor Conferences in February and March 2025

PARIS and CAMBRIDGE, Mass., Jan. 29, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announced today that Company management will participate in fireside chats at following conferences:

Guggenheim SMID Cap Biotech Conference
Date: Thursday, February 6, 2025
Time: 1pm ET / 7pm CET
Location: New York, NY
Presenter: Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix
Webcast link: Click here

Leerink Global Healthcare Conference
Date: Wednesday, March 12, 2025
Time: 10:40pm ET / 4:40pm CET
Location: Miami, FL
Presenters: Laurent Levy, Chief Executive Officer of Nanobiotix and Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix
Webcast link: Click here

The fireside chats will be webcast live from the events page of the Investors section of the Company’s website. Replay of the webcast will be available following the event.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com

Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachments

  2025-01-29 -- NBTX -- Feb & Mar Conferences -- FINAL (https://ml.globenewswire.com/Resource/Download/b43f120a-7b40-4163-970d-40200e383cdd)